SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-March 2017	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning, Accounting, Control and Tax for Telefonica, S.A.

Results_

January –March 2017

Telefónica

Disclaimer

This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the "Statements") relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as "forecast", "expectation", "anticipation", "aspiration", "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business or business development strategy or any other unexpected circumstance.

This document and the conference-call webcast (including the Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in this presentation are included in the Appendix. Recipients of this document are invited to read our consolidated financial statements and consolidated management report for 2016 submitted to the Spanish National Securities Market Commission.

Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security.

01 Q1 17 Highlights

Mr. José María Álvarez-Pallete
Chairman & CEO

Sustainable business model; differential quality

Delivering growth (reported and organic)

- Sustained **fiber, LTE, smartphone** growth driving **avg. rev per access** (+2.1% org.)
- **Financials in euro terms reflecting FX tailwind effect**
- **Accelerating OpCF growth trends across the board;** outstanding performance
- **EPS up 48.8%**

+

Further advance in transformation

- **Introduction of AURA:** a new type of relationship with our customers, based on cognitive intelligence
- **Cost reductions** (structural & simplification); **synergies** (from acquisitions)
- **Encouraging** response from **"M4M"** tariffs; growing demand for quality

+

Strengthening balance sheet

- **Mar-17 Net Debt** €47.5Bn incl. Telxius stake sale
- **FCF x8.7** y-o-y to **€599m** up to March, offsetting traditional Q1 seasonality
- **De-risking B/S**; extending avg. debt life to 8.29 yrs post Q1 financing at historical low rates

Guidance and dividend reiterated

Q1 performance fully consistent with FY outlook

2017E Guidance (Organic)	Guidance 2017E	Q1 17
Revenues	Stable (in spite of regulation: ~-1.2 p.p.)	1.5% (regulation -1.1 p.p.)
OIBDA margin	Expansion up to 1 p.p.	(0.0 p.p.)
CapEx ex-spectrum/Sales	Around 16%	12.2%

2017 Dividend	To be paid in 2017/18
Interim Dec-17	€0.20/sh. Cash
Final Jun-18	€0.20/sh. Cash

Dividends to be paid in 2017 calendar year amount to €0.40/sh.:

- Cash dividend 16th Jun-17; €0.20/sh.
- Cash dividend 14th Dec-17; €0.20/sh.

MAINTAINING A SOLID INVESTMENT GRADE RATING

Growth + Sustainable Dividend + Deleverage

Financials in a nutshell

	Q1 17		
€m	Reported	Reported y-o-y	Organic y-o-y
Revenues	13,132	5.0%	1.5%
Service revenues	12,187	5.6%	1.7%
OIBDA	4,021	4.8%	1.3%
OIBDA Margin	30.6%	(0.1 p.p.)	(0.0 p.p.)
OIBDA Underlying	4,109	6.5%	
OpCF (ex-spectrum)	2,404	12.1%	8.9%
Net Income	779	42.2%	
EPS	0.14	48.8%	
FCF	599	8.7x	
Net Financial Debt	48,766	(2.7%)	

1st Q with positive effect of FX since Q1 15

- **Revenue:** +3.7 p.p. y-o-y; **OIBDA:** +5.0 p.p. y-o-y
- **Most Latam currencies with positive contribution**, specially BRL

Reported growth accelerating at net income level


Underlying EPS
€0.18 +46.1%
+4.8%
4,021
(2,451)
+3.6%
1,570
2
(449)
(314)
(30)
+42.2%
779
OIBDA
D&A
OI
Associates
Net Financial Expenses
Taxes
Minorities
Net Income

Accelerating free cash flow generation in Q1

FCF (€m)


+€530m y-o-y
363
69
599
Q1 15
Q1 16
Q1 17

Higher FCF y-o-y (+€530m)


260
120
246
(96)
530
OpCF growth
WC
Interest payments
Taxes & Others
FCF growth

Q1 q-o-q change in Net Debt (€m)


693
938
171
2015
2016
2017
Lower ND increase in Q1 17 in spite of seasonal effects

FCF to improve throughout the year

Significant recovery in reported trends

Revenues (y-o-y reported)



(6.4%)
(7.7%)
(5.9%)
(1.0%)
5.0%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

OIBDA (y-o-y underlying)



(4.3%)
(8.3%)
(1.3%)
6.0%
6.5%
Reported +4.8%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

OpCF (y-o-y underlying)



(5.8%)
(4.0%)
7.8%
3.8%
15.0%
Reported +12.1%
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

Organic performance and FX driving growth

OIBDA: Organic growth & FX impact (€m)


Q1 16 y-o-y
Q1 17 y-o-y
+230
(553)
+52
+191
Organic Growth
FX
Organic Growth
FX
Net Impact
-323m
+243m

FX impact in Q1 FCF (€m)


191
(66)
(132)
(49)
(56)
OIBDA
CapEx
Working Capital
Taxes + interest + Others
FCF

Strong currency contribution

- **Positive FX impact y-o-y, reverting 2016 negative trend**
  - +€191m in OIBDA vs. -€553m in Q1 16
  - Q1 y-o-y: +3.7 p.p. to revenues; +5.0 p.p. to OIBDA
  - Q1: BRL, CLP, COP & PEN appreciation more than offsetting GBP, VEF, ARS and MXN depreciation
- **2017 FX impact**: at current rates FX to continue as tailwind in Q2
- FX effect mitigated at FCF

Steady organic growth of Revenues & OIBDA

Q1 17 (y-o-y organic)


+2.6%
Ex-reg.
1.5%
1.7%
(1.6%)
Revenues
Service Revenues
Handset Revenues

Q1 17 Profitability (y-o-y organic)


4,021
+1.3%
OIBDA
30.6%
(0.0 p.p.)
OIBDA Margin

Delivering growth from service revenues

- **Service Revenues +1.7%, despite regulation** (-1.1 p.p.)
  - Hispam (+2.1 p.p.), BZ (+0.4 p.p.) & UK (+0.3. p.p.) to Q1 y-o-y org
- **BB & SoC revs.** +5.3 p.p. y-o-y to **51% o/total**

Stable profitability

- **Continuous focus on efficiencies & synergies**
- **Diversification value**
  - OIBDA contributors: BZ (+1.5 p.p.) Hispam (+1.4. p.p.), Germany (+0.1 p.p.) and UK (+0.1 p.p.)
  - Margin expansion in BZ & DE; flat in Spain; erosion in UK & Hispam

Boosting OpCF growth; high cash conversion

OpCF underlying (OIBDA-CapEx ex-spectrum)

(€m)



2,166
1,991
2,201
1,556
2,492
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17

OpCF growth (y-o-y organic)



8.9%
23.6%
21.6%
8.3%
7.7%
(21.0%)
TEF
T. Hispam
Brazil
Spain
Germany
UK
CapEx
+30.8%

Operating leverage and lower CapEx intensity

- **Robust business performance**
- **Q1 CapEx €1,621m** (-8.4% y-o-y org.)
- **All segments accelerating trends** (q-o-q org.)
  - Spain (+10.1 p.p.)
  - Germany (+14.6 p.p.)
  - UK (+18.9 p.p.)
  - Brazil (+24.5 p.p.)
  - Hispam (+1.6 p.p.)

Enhanced network and offer fostering data growth

LTE accesses (m)


Penetration
+72%
75.5
Mar-17
LTE
29% (+12 p.p.)

Data usage/smartphone


Penetration
+52%
0.9 GB
1.3 GB
Q1 16
Q1 17
Smartphone
59% (+9 p.p.)

LTE and Fiber uplift (Q1 17)

	Usage	ARPU uplift
LTE	+58%	+11%
FTTx	x2.4 (vs. DSL)	>€10 premium

Mobile Data Revenues (€m; y-o-y organic)


+13.5%
3,588
4,205
Q1 16
Q1 17
58% o/MSR
(+5 p.p.)

Proven data monetisation

- **Delivering value in Latam: recurrent plans & tiered schemes**
  - ~20% ARPU uplift after data adoption
  - 45% smartphone penetration in prepay (+7 p.p. y-o-y)
- **Continued upselling to higher value tariffs**
  - New data test in Chile (100GB extra for 3 months)
  - 8GB in "Fusión" main mobile line (Spain)
  - Data sharing & family plans
- **Spain:** "More for More" in all convergent plans

Sound increase in data volumes; more upside

- **Q1 LTE traffic 2.7x y-o-y;** Mobile data traffic +68%
- **Q1 Fixed data traffic +31%** fostered by **UBB**

A new wave of data monetisation opportunities



Speed & Capacity
FTTH >€10 premium vs. DSL
FTTX >~€3-5 premium vs. DSL
LTE ARPU uplift +11%
Accretive ARPU effects from "O2 Free"
Services Beyond Connectivity
ARPU uplift
~€20 in basic TV bundles
~€45 in Premium TV bundles
~€20 in Business (cloud switchboard)
~€30 in Premium TV bundles
~€4 in mobile VAS
~€15 in TV bundles
Cognitive Intelligence
Higher customer value
Optimised customer experience: ARPU increased through upselling
Enhanced operational efficiency
New optionality: Broader service offering from partners
Churn reduction

Digital Services: Distinctive model

Q1 17 Digital Services Revenues (€m)

y-o-y organic


1,274
+4.9%
755
+4.6%
(8.3%)
+1.7%
+37.3%
99
80
69
Total
Video
Cloud
Security
M2M
Weight o/ digital revs.
59%
8%
6%
5%

Video: differential contents & widening partnerships

- **Sustained revenue growth +4.6%**
  - ARPU growth across footprint
  - Successful customer development on Premium TV offering
- **International distribution agreements to monetise own production**
- **Pay TV accesses growth in Hispam**

Increasingly relevant digital player

- **CLOUD:** Focusing on value proposition for SME segment
- **SECURITY:** Strengthening partnerships in B2B (Palo Alto, Fortinet, McAffee, Subex) and B2C (Allot)
- **M2M:** Rollout of flagship projects across main geographies; global strategy for "Low Power Wide Area" communications

TGR: UBB deployment and E2E Digitalisation

Enhancing speeds and capacity

Access Network

~40m FTTx/Cable premises passed

- 17.5 m (+16%)
- 17.4 m (+4%)
- 5 m (+50%)

LTE coverage (64% pop.)

- 88% Europe (+7 p.p)
- 56% Latam (+12 p.p.)

OSS + Core Network

- New system for FTTH deployment tasks assignment (2017E: -40% time-to-resolution)
- vEPC (virtual Evolved Packet Core) deployment started for 13 countries

+

Digital Capabilities and Innovation driving transformation

Network evolution

All-IP

VoIP 6.4m customers

VoLTE+ VoWiFI

Global Centers — 2 new in Q1

- Platforms
- Legacy networks transformation

Innovation

- First ETSI NFV interoperability event
- 5G: Remote vehicle driving

E2E Digitalisation

Enabling new capabilities

- **New features driving better customer experience**
  - ✓ Real-Time experience
  - ✓ Omni channel
  - ✓ Self-management
  - ✓ Automation
  - ✓ Agility

50% E2ED Enablement

- **Q1 milestones**
  - ✓ Full Stack: Peru 2.5m accesses migrated
  - ✓ Progressing Single Online Charging System in ARG & MEX
  - ✓ Boosting data capabilities:
    - Big Data: 1 new platform in Ecuador
    - Real Time Decision: 12 use cases

15% Full Stack customers

28.7 PB (x3 y-o-y)

Telxius: Solid performance

Q1 Financials (€m)
(y-o-y organic)


+5.4%
188
59% Cable
41% Towers
48.9% margin
92
Revenues
OIBDA

Leading telecom infrastructure Co.

- **Balanced asset portfolio:** solid revs. + strong profitability
- **Towers:** 27 new sites under build to suit program with TEF in Q1
- **Submarine Cable:** solid traffic growth on current network (>65,000km)
- **Ongoing deployment of 2 new submarine cables** (active in 2018)
  - BRUSA: 8 fiber pairs; 10,700 km connecting Brazil, Puerto Rico & USA
  - MAREA: ownership of 4 fiber pairs (o/ 8 in total); 6,600 km connecting Virginia Beach (US) & Bilbao (Spain)

Towers (# sites)


15,897
Tenancy ratio
1.28x
Mar-17

Submarine Cable (y-o-y)


35%
54%
IP traffic
Capacity
bandwidth

02

Q1 17 Results

Mr. Ángel Vilá

CSFO

Spain: Trading skewed to high value

Net adds ('000)



Q4 16
Q1 17
Base y-o-y
+1%
+30%
-3%
+5%
22
(16)
132
91
(54)
(41)
176
217
FBB
UBB
TV
Mobile contract

"Fusión" high-value penetration



Mar-16
Mar-17
30%
38%
66%
68%
UBB
IPTV

"Fusión" mix (% base)



Low
Mid
High
74%
26%
16%
56%
27%
21%
51%
29%
Mar-16
Dec-16
Mar-17

Fusión ARPU growth (y-o-y)



82 €
11.5%
4.4%
Tariff & Promos phasing
Q4 16
Q1 17

Successful smart bundling dynamic

- **"Fusión" upselling gaining traction**
  - "Fusión" high-end: 21% of base (Fusión+2 and above)
  - "Fusión" customers (+4%); stable churn
- **Mobile base growth** (for the first time since Q2 11)
  - Additional mobile lines in "Fusión": +41%
- **Better IP TV net adds** limiting TV loss
- **FBB base largely in fibre** (52% o/FBB; +11 p.p.)

Differential assets

- **Largest FTTH in Europe:** 17.5m prem. passed
  - 18% uptake at Mar-17 (retail)
  - Upside in retail + wholesale uptake
- **Leading TV platform:** Exclusive content & features
- **LTE expansion: 96% pop. coverage**

Telefónica

Spain: Zoom on revenue evolution

Service revenues to improve from Q2

(€m; organic)



-1.5%
(46)
82% "Flattish"
3,031
91
1
2,985
(97)
(41)
- Slowdown from lower tariff impact;
+ Re-accelerating in Q2
- DTS (~-€34m);
- Line losses (~-€16m)
Q1 16
Fusión
No Fusión
Business
Wholesale & Other
Q1 17
54%
28%
18%
o/Serv. Revs.
Consumer

Wholesale revenue

(€m)



-7.1%
(35)
490
(31)
(4)
455
- Fewer football TV rights (€-28m);
+ Easing from Q3
- Yoigo/Pepephone contract
87% of "Other SR"
Q1 16
TV / MVNO
Transport / Ix/Roaming/ FBB
Q1 17
18%
82%
o/wholesale

Spain: Accelerating operating cash flow growth

Strong Profitability (Q1 y-o-y organic)



Margin organic
8.3%
(2.6%)
(2.4%)
Revenues
OIBDA
OpCF
39.8%
+0.1 p.p.
28.9%
+2.9 p.p.

Consistent efficiency gains (Q1 y-o-y organic)
(€m)



CapEx
(98)
68
(81)
(30)
OpEx &
others
(52)
Revenues
OIBDA
OpCF

Growing OpCF +8.3% y-o-y

- **Service revenues** (-1.5%) **reflecting tougher comps**
- **OIBDA evolution driven by top line** (OpEx:-3.3%)
- **Best-in-class cash conversion:** easing CapEx cycle (-22.7%)

Service revenue to improve from Q2

- **Consumer revs.** (-0.4% y-o-y); **negative calendar effect on "Fusión"**
  - Tailwind from Q2 (tariff update in Apr-17)
- **Business revs.** (+0.1%) **flat y-o-y**
- **Other revs.** (-7.3%) from **lower wholesale revs.**
  - TV (-49%), MVNO (-12%)
  - Fiber wholesale to support mid-term growth
- **High visibility on future savings** (personnel, commercial, network....)
  - 2017 Redundancy Plan widened (Q1 provision: €76m)

Germany: Executing on synergies; improving quality

MSR ex-regulation (y-o-y organic)



MSR
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
(1.0%)
(1.5%)
(0.9%)
(0.9%)
(0.6%)
Regulation (2.7 p.p.)
(1.3%)
(1.7%)
(1.8%)
(2.1%)
(3.3%)

Q1 17 Financials (y-o-y organic)



Margin
Handset sales
(4.7%)
+1.4%
+7.7%
Revenues
OIBDA
OpCF
(5.4%)
22.6%
+1.4 p.p.
10.8%
+1.3 p.p.

Dynamic market

- **Focus on stimulating data growth**
  - LTE cust. +61%; penetration 32% (+11 p.p.); cov. 79% (+3 p.p.)
  - +52% avg. data usage **O_2 LTE** to 1.8GB
  - +67% mobile data traffic vs. Q1 16
  - **"O_2 Free"** data usage ~ 1.5x vs. prior portfolio
- **Contract**; 172k net adds
  - 55% of gross adds from partners (-2 p.p. q-o-q)
  - Easing price pressure in non-premium

Robust profitability

- **Q1 Synergies**
  - ~€35m incremental OIBDA savings; FTE restructuring and network (~€160m in YE 17E)
  - Tougher comps vs Q1 16 (~€55m; ~€150m in FY 16), contribution of rollover effects
- **Headwinds from regulation + commercial costs** ("O_2 Free" + customer service quality)

UK: customer brand of choice

Accesses (Mar-17; m)



y-o-y
25.0
15.6
12.4
Total mobile
Contract
LTE
stable
+2%
+31%

Q1 17 (y-o-y organic)



Margin
CapEx
+30.8%
2.1%
0.6%
(21.0%)
Revenues
OIBDA
OpCF
26.0%
(0.4 p.p.)
11.9%
(3.4 p.p.)

Solid performance in a competitive market

- **Contract 63% o/total** (+1 p.p.)
  - Leading contract churn: 0.9% in Q1
- **57% LTE penetration** (+14 p.p.); **96% outdoor cov.** (+10 p.p.)
- **Avg. data usage per smartphone +57%** vs. Q1 16

Continuing to drive revenue growth

- **MSR +1.2% y-o-y; maintaining trends**
  - + Higher avg. subscription & out-of-bundle spend
  - + Growing MVNO contribution
  - + Value customer base growth
  - – Impact from roaming & MTRs (-2.0 p.p.)
- **Handset and other revs. +5.3%**
  - + New device launches & Smart Metering Implementation Programme
- **OIBDA** fuelled by revenue growth
- **CapEx**: accelerating LTE rollout

Brazil: Growing & expanding margins; OpCF +21.6%

Accesses (y-o-y)
ARPU (y-o-y l.c.)



Mobile +4.3%
FBB +9.0%
Pay TV +6.5%
1%
8%
26%
x2
2%
7%
(7.0%)
57%
Total
Contract
Smartp.
LTE
FBB
FTTx / Cable
Pay TV
IPTV

Financials (y-o-y organic)
Margin



Reported Growth
+30.8%
+37.2%
+54.7%
2.1%
7.5%
21.6%
Service revs.
OIBDA
OpCF
34.9%
+1.9 p.p.
22.4%
+3.6 p.p.

Commercial activity focus on value

- 30.5% mobile market share; 42.0% in contract; 34.5% in LTE
- Market leading contract churn (1.6%; - 0.1 p.p.)
- Mobile positive net portability every month in 2017
- **Enhancing customer experience**
  - 4G coverage to 65% (47% a year ago)
  - 17.4m fiber prem. passed (4.2m connected)

Continued improvement in profitability

- **Revenues up +1.6% on MSR acceleration (+5.1%)**
  - Data / MSR: 69% (+16 p.p.)
  - Robust FBB revs.; partially offsetting voice decline
  - Regulation dragging revs. by 2.1 p.p.
- **OpEx reduction** for 5th quarter in a row (Q1: -1.1%)
  - Successful execution op. synergies: NPV 76% of best case

HispAm: Focus on quality growth


Accesses (y-o-y)
Accesses penetration
2%
22%
73%
Contract
Smartphones
LTE
23%
46%
15%


ARPU
(y-o-y l.c.)
10.3%
Mobile


Accesses (y-o-y)
(1%)
53%
3%
FBB
FTTx & Cable
Pay TV


ARPU
(y-o-y l.c.)
7.6%
6.6%
FBB
Pay TV

ARPU increases across services

- **Ongoing improvement in QoS**
  - LTE coverage 51%; +9 p.p. y-o-y
  - 5.0m prem. passed with FTTx/Cable (+1.7m in LTM)
- **ARGENTINA:**
  - Mobile ARPU uplift; tariff upgrades & growing volumes
  - Outstanding uptake on fiber connections: 41k net adds
- **MEXICO:**
  - Easing pricing competition driving ARPU stabilisation
  - Ongoing mobile contract improvement: positive net adds
- **CHILE:**
  - Steady growth in contract (5k net adds)
  - Growing FTTx (+22% to 329k connections; 1.2m prem. passed)
- **PERU:**
  - Trading affected by competition & natural disaster effects
  - Best-in-class assets: positive net adds in fixed
- **COLOMBIA:**
  - Good commercial momentum (contract accesses +6%)
  - Enhanced quality; positive FBB & Pay TV net adds

HispAm: Solid revenues, OIBDA and OpCF growth

Revenues (organic y-o-y)



3.6%
4.1%
11.0%
9.2%
Q2 16
Q3 16
Q4 16
Q1 17

Financials (y-o-y organic)



Margin
Reported growth
+6.6%
+4.4%
+17.3%
8.4%
6.2%
23.6%
Service revs.
OIBDA
OpCF
27.5%
(0.8 p.p.)
14.0%
+1.7 p.p.

Robust y-o-y growth

- **Solid top line increase**
  - Double-digit MSR growth (+10.6%)
  - Fixed revenue +4.1%
- **Slight OIBDA margin erosion** (-0.8 p.p.)
- **OpCF up 23.6%**

- **ARGENTINA:** Outstanding revs. & OIBDA; margin +5 p.p.
- **CHILE**: Top line & OIBDA impacted by lower prepay accesses, regulatory effects and IT seasonality
- **PERU**: Intense competition explaining revs. & OIBDA decline; Q1 ARPU trend improving
- **COLOMBIA**: Sound revs. (+4.4%) and OIBDA (+5.0%)
- **MEXICO**: Revs. & OIBDA worsening on tougher comps (positive itx. effect in Q1 16) and despite improved ARPU trend

Leverage reduced on better operating performance

Net Financial Debt (€m)



ND/OIBDA
2.95x
48,595
(599)
186
166
141
277
ND/OIBDA
2.91x
48,766
(1,275)
€47,491m
2.84x
Dec-16
FCF
Shareholder remuneration (incl. hybrid coupons)
Pre-retirement commitments
FX
MTM & Others
Mar-17
Post-closing event (40% Telxius)



+12.1%
2,404
(1,072)
(641)
(149)
58
x8.7
599
OpCF
Working capital
Net Interest payment
Tax
Dividend to minorities spectrum & others
FCF
Affected by seasonal effect

Average debt life above 8 years

Sources of long-term financing (YTD)

(€bn)


Avg. maturity new debt >16yr
Avg. cost of 3.3% on new financing YTD
4.0
2.1
0.7
6.8
USD Bonds
€ Bonds
Latam Financing
Total

Net Debt maturities (Mar-17)

(€bn; not considering hybrid NC dates)


Avg. debt life from 6.3yr in Dec-16 to 8.3yr in Mar-17 incl. Apr-17 bonds
0.5
4.9
6.9
2017E
2018E
2019E

Liquidity position (Mar-17)

(€bn)


24.6 incl. Apr-17 Bonds issuances
11.0
12.9
90% LT
23.9
Cash position ex-VZ
Undrawn credit lines & syndicated credit facilities
Liquidity position

Interest payments cost


(1.28 p.p.)
4.76%
(1.30%)
0.02%
3.48%
Mar-16
Europe
Latam
Mar-17

Summary

- **Solid performance with full-year guidance on track**
- **Distinctive OpCF generation and growth fuelling FCF**
- **Retaining benchmark profitability**
- **Outstanding EPS growth**
- **Reinforcing B/S: Deleverage; Active and diversified financing strategy**

Strong set of results; advancing in sustainable growth

Telefónica

For further information:
Investor Relations
Tel. +34 94 482 87 00
ir@telefonica.com
www.telefonica.com/investors